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May 6, 2022

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Sharon Blume Jacob Luxenburg Sandra Hunter Berkheimer David Lin

Re:	Pagaya Technologies Ltd. Amended Registration Statement on Form F-4 Submitted April 7, 2022 CIK No. 0001883085

Ladies and Gentlemen:

On behalf of our client, Pagaya Technologies Ltd. (the “Company”), we hereby provide responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated April 29, 2022 (the “Comment Letter”) with respect to the above-referenced amended Registration Statement on Form F-4 filed publicly with the Commission by the Company on April 7, 2022.

Concurrently with the filing of this letter, the Company is filing the Registration Statement on Form F-4 (the “Registration Statement”) with the Commission through its EDGAR system, reflecting the revisions described in this letter as well as certain other updated information.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
May 6, 2022

General

1.
Please update your analysis under section 3(b)(1) of the Investment Company Act of 1940 (the “1940 Act”) to account for information as of December 31, 2021, including with respect to sources of income.

Response: The Company respectfully acknowledges the Staff’s comment and has set forth the below:

For the fiscal year ended December 31, 2021, fee income continues to constitute more than 98% of the Company’s income. Set forth below is an updated version of the sources of income chart included in our original response letter dated January 21, 2022.

Year ended December 31, 2021 (In Thousands)
Revenue from Fees	$445,866
Interest Income less Income Attributable to Noncontrolling Interests	$7,249
Investment Income	$(155)
Adjusted Total Revenue	$452,960

Revenue from Fees as a Percentage of Adjusted Total Revenue	98.4%

The Company respectfully notes that our original response letter dated January 21, 2022 included information regarding the activities of the Company’s personnel as of December 31, 2021.

In addition, the Company respectfully notes that the composition of the Company’s assets updated through December 31, 2021 was included in our response letter dated April 7, 2022. With regard to the Company’s assets, as noted in our prior responses, the Company’s balance sheet does not reflect the significant value of its intangible assets, consisting primarily of its intellectual property, including its data network, AI technology and APIs, which form the heart of the Company’s business. This intellectual property has been developed by the Company and therefore for U.S. GAAP purposes is treated as internally developed intangible assets that do not appear on the Company’s balance sheet.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
May 6, 2022

The Company has obtained an independent valuation of certain of its intangible assets as of December 31, 2021 from an industry leading valuation firm, valuing these intangible assets at approximately $3.29 billion, which valuation has been ratified and accepted by the board of directors of the Company as the fair value of such intangible assets.  The Company’s investment securities holdings represent approximately 3.48% of the Company’s total assets, excluding cash and cash equivalents but including such independently valued intangible assets.

Accordingly, the Company continues to believe that under Section 3(b)(1) of the 1940 Act, the application to the Company of the Tonopah Mining Co. factors, considered in their totality, clearly demonstrate that the Company is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

2.
Please advise if you have an opinion of counsel regarding the Company’s reliance on the exclusion from the definition of investment company provided by section 3(b)(1) of the 1940 Act. Please provide the staff with a copy of such opinion of counsel.

Response: The Company respectfully acknowledges the Staff’s comment. The Company will promply provide its confidential response via Kiteworks.

3.
Please provide your legal analysis addressing whether the “Risk Retention SPVs” are “investment companies” for purposes of Section 3(a) of the 1940 Act and, if so, whether they rely on any relevant exclusions or exemptions under the 1940 Act. Additionally, please provide your analysis regarding whether the interests held by the Company’s subsidiaries in the “Risk Retention SPVs” are securities as that term is defined in section 2(a)(36) of the 1940 Act.

Response: The Company respectfully acknowledges the Staff’s comment. The Risk Retention SPVs rely on Section 3(c)(1) and/or Section 3(c)(7) of the 1940 Act. For purposes of evaluating the Company’s status under the 1940 Act and all calculations with respect to the composition of the Company’s assets and sources of the Company’s income set forth in the Company’s responses to the Staff’s comments, the Company has treated its interests in Risk Retention SPVs as “investment securities.”

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 18

4.
We note your disclosure here that the summary unaudited pro forma condensed combined statements of operations have been presented as if the Merger, PIPE Investment and the Transactions had been consummated on December 31, 2021. Further, we note your disclosure on page 208 that the unaudited pro forma condensed combined statements of operations have been presented as if the Merger, PIPE Investment and Transactions had been consummated on January 1, 2021. Please revise for consistency. Refer to SX 11-02(a)(6)(i)(B).

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 18 of the Registration Statement.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
May 6, 2022

U.S. Federal Income Tax Considerations, page 159

5.	We note your response to prior comment 2 and the revised disclosure. We continue to consider whether a tax opinion needs to be filed. Please revise to address the following matters.

•
We direct your attention to the sentence on page 160 stating “[w]e caution you to not rely on any recitals or other provisions in the Merger Agreement … as characterizations of the anticipated tax treatment of the proposed transaction, as the facts and circumstances of the proposed transaction render this issue highly uncertain.” We view this statement as a disclaimer and therefore request that you remove it.

•
We note that the revised disclosure states on page 161 that “no assurance can be given that at the relevant time, Pagaya and EJFA will continue to take the foregoing position” that the merger qualifies as a tax-free reorganization. However, we also note that in the merger agreement you state that “the Parties shall use commercially reasonable efforts exercised in good faith to defend and affirm the Intended Tax Treatment in respect of any challenge by an applicable Governmental Entity.” Please revise the disclosure in the prospectus to be consistent with the representation made by the parties in the merger agreement. Alternatively, please revise the disclosure to explain why no assurance can be given in light of the representation made in the merger agreement by the parties.

•
Please revise the heading of the subsection on page 160 to make clear that there is uncertainty as to whether the merger will qualify as a tax-free organization under Section 368(a) of the Internal Revenue Code.

Please ensure your revision explains the tax consequences such that the contents of the prospectus are communicated to investors in a clear, concise and understandable manner. Refer to Rule 421(b) and the Note thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 160 and 161 of the Registration Statement.

Security Ownership of Certain Beneficial Owners…, page 267

6.	We note your response to prior comment 5 and reissue in part. Please further revise your disclosure to address the following:

•
Please ensure that you have identified all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the EJFA Ordinary Shares held by Wilson Boulevard LLC, including, if applicable, any of your officers and directors that have invested in the LLC interests of the Sponsor, as referenced in footnote (3) on page 269. Please further revise to clarify, if accurate, that footnote (4) also references the line item for shares held by Wilson Boulevard LLC or advise.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
May 6, 2022

•
Please identify the members of the Board of Directors of Internet Fund VI Pte. Ltd. who are expected to have decision making authority with respect to the Pagaya Ordinary Shares held by Internet Fund VI Pte. Ltd., as referenced in footnote 5 on page 272.

•
Please identify the natural persons who are expected to have decision making authority with respect to the Pagaya Ordinary Shares held indirectly by Clal Insurance Enterprises Holdings Ltd., as referenced in footnote 7 on page 272.

Furthermore, we note your response to prior comment 5 that you intend to rely on information disclosed by Aristeia Capital, L.L.C. in a Schedule 13G. In your next response letter, please describe any steps you took to obtain information concerning the identities of the natural persons exercising voting and dispositive powers over the shares held by Aristeia Capital, L.L.C.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 268, 269 and 272 of the Registration Statement to add the requested disclosure.

Further, with respect to the disclosure on page 269, we acknowledge the Staff’s comment, but do not believe further modification of the disclosure is required. The managing member of the Sponsor is EJF Capital. Mr. Friedman is the controlling member of EJF Capital and may be deemed to have beneficial ownership of the shares over which EJF Capital may be deemed to be a beneficial holder of, which includes the EJFA Ordinary Shares held by the Sponsor. Accordingly, the same number of shares is reflected in the beneficial ownership table for both the Sponsor and Mr. Friedman since Mr. Friedman does not hold any other EJFA Ordinary Shares. The disclosure in footnote (4) has been revised to reflect this overlap of shares. Although certain of our officers and directors have invested in the LLC interests of the Sponsor, such interests do not confer voting and/or dispositive powers with respect to the Sponsor’s EJFA Ordinary Shares.

With respect to the disclosure related to Aristeia Capital, L.L.C., the Company respectfully advises the Staff that as of the date of the filing of the Registration Statement, the Company did not believe that the Schedule 13G filed by Aristeia Capital, L.L.C. was incomplete or inaccurate. Further, the Company was not aware that it had an affirmative obligation to verify the accuracy or completeness of information that was provided by the filer of a Schedule 13G or 13D. The Company also respectfully advises the Staff that it did not believe that disclosure of the natural persons holding voting and dispositive power over the shares held by those entities was required unless such information was specifically stated in the Schedules 13G and 13D filed by the shareholder (in which case, the Company would be deemed to know such information). Form F-4 only requires ownership disclosure for major shareholders to the extent that the information is known to the company or can be ascertained from public filings. Unless specifically stated in Schedules 13G or 13D, the Company would not have reason to know of any contract, arrangement, understanding, relationship or otherwise pursuant to which a natural person had voting or dispositive power. Accordingly, the Company did not take additional steps to obtain information concerning the identities of the natural persons exercising voting and dispositive powers over the shares held by Aristeia Capital, L.L.C.

Exhibits

7.
Please revise the exclusive forum provision set forth in Section 73(b) of Exhibit 3.2 identifying the competent courts in Tel Aviv, Israel as the exclusive forum for certain litigation matters to clarify whether such provision applies to actions arising under the Exchange Act. Please also ensure that your disclosure on pages 59, 252 and 259 states this clearly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised (a) the exclusive forum provision in section 73(b) of the Pagaya A&R Articles, which the Company intends to present to its board of directors and shareholders for approval prior to Closing, and (b) its disclosure on pages 59, 252 and 259 of the Registration Statement to add the requested clarification.

***

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
May 6, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2587.

Very truly yours,

/s/ Jeffrey A. Brill
Jeffrey A. Brill
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Maxim O. Mayer-Cesiano Andrea L. Nicolás B. Chase Wink Skadden, Arps, Slate, Meagher & Flom LLP Gal Krubiner Richmond Glasgow Pagaya Technologies Ltd.